July 26, 2019

Filed via EDGAR
Elena Stojic, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Franklin Fund Allocator Series (the “Registrant”) File Nos. 333-13601 and 811-07851
Dear Ms. Stojic:
On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on June 28, 2019 with regard to Post-Effective Amendment No. 81 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) as it relates to the Franklin U.S. Core Equity (IU) Fund (the “U.S. Equity Fund”), Franklin International Core Equity (IU) Fund (the “International Equity Fund”) and Franklin Emerging Markets Core Equity (IU) Fund (the “EM Equity Fund”) (each, a “Fund” and together, the “Funds”), which was filed with the Commission May 16, 2019 under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.
Prospectus
1. Comment:  Please ensure that the ticker symbols for each Fund will be included in the final prospectus and SAI.
Response:  The Registrant confirms that the ticker symbols for each Fund will be included in final prospectus and SAI.
2. Comment:  If the fee waiver and expense reimbursement agreements for the Funds include terms for the investment manager to recoup from a Fund the amount of any fees waived or Fund expenses absorbed, please disclose how and under what circumstances the recoupment will be applied and the period for which such fees or expenses can be recouped.
Response:  Under its fee waiver and expense reimbursement agreements, the investment manager is not entitled to recoup any fees waived or Fund expenses paid or absorbed from the Funds.  Therefore, no additional disclosure has been added.

3. Comment:  Please confirm that the fee waiver and expense limitation agreement will be filed as an exhibit in the Registrant’s Part C.
Response:  The fee waiver and expense limitation arrangements for the Funds are not contained in a written agreement and, therefore, will not be attached as an exhibit to the registration statement.  As noted in the footnote to the Annual Fund Operating Expenses table, these arrangements may not be changed or terminated during the time periods set forth in the footnote.  The disclosure contained in that footnote has been reviewed and commented on by the Staff multiple times previously and the disclosure had been revised accordingly in response to Staff comments.
4. Comment:  Please delete the fifth sentence in the introduction to the “Example” table as it is not permitted or required by Form N-1A.
Response:  The requested disclosure has been deleted.
5. Comment:  For each Fund, please add strategy disclosure regarding “core” style investing.
Response:  The disclosure has been clarified as requested.
6. Comment:  For each Fund, please describe what constitutes the Fund’s “investible universe,” as that term is used in the principal strategies for each Fund.
Response:  The referenced disclosure has been revised as requested.
7. Comment:  For each Fund, please describe what “constraints” (as that term is used in the prospectus) are taken into account when the portfolio managers choose what securities to purchase for the Fund.
Response:  The referenced disclosure has been revised as requested.
8. Comment:  With respect to the “Core Style Investing” risk, please replace the word “concentrated” with another term so as not to confuse it with the use of the term under the 1940 Act.  In addition, please consider revising the disclosure stating that the Fund invests in a relatively smaller number of companies, unless the Funds will be non-diversified in which case the Funds please add the applicable non-diversification strategies and risks.
Response:  The disclosure has been revised as requested.
9. Comment:  With respect to “Small and Midsize Companies Risk,” please (i) consider removing the reference to such securities as being speculative, as that may not be true with respect to some small and mid-sized companies, and (ii) please reference “capitalization” in the risk, rather than the company’s size, as the size of the company could be determined in different ways.

Response:  The disclosures have been revised as requested.
10. Comment:  Please consider adding the following risks to the Funds’ principal risks as applicable: risks of investing in the United States for the U.S. Equity Fund; large cap risks, and general equity risks.  In addition, to the extent each Fund includes principal strategies or risks in the Item 9 of the prospectus that are not referenced in the summary section of the prospectus, please include those risks in the summary section.
Response:  With respect to equity securities risk, the Registrant believes that the “Market” risk disclosure in the summary and in the Item 9 disclosure, particularly the second paragraph, adequately addresses equity risks.  With respect to the other referenced risks, the Registrant has ensured that the disclosure includes all principal strategies and risks in both the summary section of the prospectus, as well as the Item 9 section of the prospectus.  To the extent strategies or risks disclosed in Item 9 are not principal risks, the Registrant has either marked them as such or removed them from the prospectus.
11. Comment:  For the EM Equity Fund, please include the term “equity” in the Fund’s 80% policy as required by Rule 35d-1 under the 1940 Act.
Response:  The requested change has been made.
12. Comment:  With respect to the Funds’ “Focus” risk, please confirm that the Funds will not be concentrating in any one industry.
Response:  The Registrant confirms that the Funds will not concentrate (as that term is defined in the 1940 Act) in any industry or group of industries.
13. Comment:  If any Fund will engage in active and frequent trading, please disclose as a principal investment strategy and explain the risks and consequences, including tax consequences, of such strategy.
Response:  None of the Funds intend to engage in active and frequent trading and expect that their portfolio turnover rate will be less than 100%.
14. Comment:  With respect to each Fund’s Item 9 disclosure, please see IM Guidance 2014-08 regarding the structure of funds’ summary and Item 9 disclosure.  In light of that guidance please ensure that the summary disclosure is truly a summary of the more detailed information provided in Item 9.
Response:  The disclosure has been revised as requested.
15. Comment:  With respect to the Funds’ “Foreign Securities” risks in Item 9, please ensure that the corresponding risk in the summary reflects all of the sub-sets of the risk as set forth in Item 9.

Response:  The Registrant confirms that the “Foreign Securities” risk will address all of the sub-sets of “Foreign Securities” risk that are disclosed in Item 9 of the prospectus.
16. Comment:  With respect to the EM Equity Fund’s definition of “emerging markets” and “emerging markets companies,” please ensure that all references to these definitions through the prospectus and SAI are consistent.
Response:  The disclosure has been revised as requested.
17. Comment:  In the Funds’ Part C, please attach to the correspondence all of the Funds’ agreements and plans (except for any opinions and consents that will be included in an amendment to the registration statement) that were not included in the Amendment.
Response:  All such exhibits are attached.
Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours, /s/ Steven Gray Steven Gray Vice President and Secretary

FRANKLIN FUND ALLOCATOR SERIES
on behalf of
FRANKLIN U.S. CORE EQUITY (IU) FUND
FRANKLIN INTERNATIONAL CORE EQUITY (IU) FUND
FRANKLIN EMERGING MARKET CORE EQUITY (IU) FUND

FORM OF INVESTMENT MANAGEMENT AGREEMENT
THIS INVESTMENT MANAGEMENT AGREEMENT, dated as of June __, 2019, is made between FRANKLIN FUND ALLOCATOR SERIES, a Delaware statutory trust (the “Trust”), on behalf of each of  Franklin U.S. Core Equity (IU) Fund, Franklin International Core Equity (IU) Fund, and Franklin Emerging Market Core Equity (IU) Fund (each a “Fund” and, together, the “Funds”), each a series of the Trust, and FRANKLIN ADVISERS, INC., a California corporation (the “Manager”).
WHEREAS, the Trust has been organized and intends to operate as an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), for the purpose of investing and reinvesting its assets in securities, as set forth in its Agreement and Declaration of Trust, its By-Laws and its Registration Statement under the 1940 Act and the Securities Act of 1933, as amended, all as heretofore and hereafter amended and supplemented; and the Trust desires to avail itself of the services, information, advice, assistance and facilities of an investment manager and to have an investment manager perform various management, statistical, research, investment advisory, administrative and other services for the Funds; and
WHEREAS, the Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), is engaged in the business of rendering management, investment advisory, counseling and supervisory services to investment companies and other investment counseling clients, and desires to provide these services to the Funds.
NOW THEREFORE, in consideration of the terms and conditions hereinafter set forth, it is mutually agreed as follows:
1. Employment of the Manager.  The Trust hereby employs the Manager to manage the investment and reinvestment of each Fund’s assets, to administer its affairs, and to provide or procure, as applicable, the administrative and other services described in Section 2.C. of this Agreement, as may be supplemented from time to time, subject to the direction of the Board of Trustees and the officers of the Trust, for the period and on the terms hereinafter set forth.  The Manager hereby accepts such employment and agrees during such period to render the services and to assume the obligations herein set forth for the compensation herein provided.  The Manager shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the Funds or the Trust in any way or otherwise be deemed an agent of the Funds or the Trust.

2. Obligations of and Services to be Provided by the Manager.  The Manager undertakes to provide the services hereinafter set forth and to assume the following obligations:
a. Investment Management Services.
(i) The Manager shall manage each Fund’s assets subject to and in accordance with the investment objectives and policies of such Fund and any directions which the Trust’s Board of Trustees may issue from time to time.  In pursuance of the foregoing, the Manager shall make all determinations with respect to the investment of a Fund’s assets and the purchase and sale of its investment securities, and shall take such steps as may be necessary to implement the same.  Such determinations and services shall include determining the manner in which any voting rights, rights to consent to corporate action and any other rights pertaining to the Fund’s investment securities shall be exercised.  The Manager shall render or cause to be rendered regular reports to the Trust, at regular meetings of its Board of Trustees and at such other times as may be reasonably requested by the Trust’s Board of Trustees, of (i) the decisions made with respect to the investment of each Fund’s assets and the purchase and sale of its investment securities, (ii) the reasons for such decisions and (iii) the extent to which those decisions have been implemented.
(ii) The Manager, subject to and in accordance with any directions which the Trust’s Board of Trustees may issue from time to time, shall place, in the name of a Fund, orders for the execution of the Fund’s securities transactions.  When placing such orders, the Manager shall seek to obtain the best net price and execution for the Fund, but this requirement shall not be deemed to obligate the Manager to place any order solely on the basis of obtaining the lowest commission rate if the other standards set forth in this section have been satisfied.  The parties recognize that there are likely to be many cases in which different brokers are equally able to provide such best price and execution and that, in selecting among such brokers with respect to particular trades, it is desirable to choose those brokers who furnish research, statistical, quotations and other information to such Fund and the Manager in accordance with the standards set forth below.  Moreover, to the extent that it continues to be lawful to do so, the Manager may place orders with a broker who charges a commission for that transaction which is in excess of the amount of commission that another broker would have charged for effecting that transaction, provided that the excess commission is reasonable in relation to the value of “brokerage and research services” (as defined in Section 28(e)(3) of the Securities Exchange Act of 1934) provided by that broker.
Accordingly, the Trust and the Manager agree that the Manager shall select brokers for the execution of each Fund’s transactions from among:
(1) Those brokers and dealers who provide quotations and other services to the Fund, specifically including the quotations necessary to determine the Fund’s net assets, in such amount of total brokerage as may reasonably be required in light of such services; and
(2) Those brokers and dealers who supply research, statistical and other data to the Manager which the Manager may lawfully and appropriately use in their investment management capacities, which relate directly to securities, actual or potential, of the Fund, or which place the Manager in a better position to make decisions in connection with the management of the Fund’s assets and securities, whether or not such data may also be useful to the Manager in managing other portfolios or advising other clients, in such amount of total brokerage as may reasonably be required.
(iii) When the Manager has determined that a Fund should tender securities pursuant to a “tender offer solicitation,” Franklin/Templeton Distributors, Inc.  (“Distributors”) shall be designated as the “tendering dealer” so long as it is legally permitted to act in such capacity under the federal securities laws and rules thereunder and the rules of any securities exchange or association of which Distributors may be a member.  Neither the Manager nor Distributors shall be obligated to make any additional commitments of capital, expense or personnel beyond that already committed (other than normal periodic fees or payments necessary to maintain its corporate existence and membership in the Financial Industry Regulatory Authority) as of the date of this Agreement.  This Agreement shall not obligate the Manager or Distributors (i) to act pursuant to the foregoing requirement under any circumstances in which they might reasonably believe that liability might be imposed upon them as a result of so acting, or (ii) to institute legal or other proceedings to collect fees which may be considered to be due from others to it as a result of such a tender, unless the Trust on behalf of the affected Fund shall enter into an agreement with the Manager and/or Distributors to reimburse them for all such expenses connected with attempting to collect such fees, including legal fees and expenses and that portion of the compensation due to their employees which is attributable to the time involved in attempting to collect such fees.
(iv) The Manager shall render regular reports to the Trust, not more frequently than quarterly, of how much total brokerage business has been placed by the Manager, on behalf of each Fund, with brokers falling into each of the categories referred to above and the manner in which the allocation has been accomplished.
(v) The Manager agrees that no investment decision will be made or influenced by a desire to provide brokerage for allocation in accordance with the foregoing, and that the right to make such allocation of brokerage shall not interfere with the Manager’s paramount duty to obtain the best net price and execution for each Fund.
(vi) Decisions on proxy voting shall be made by the Manager unless the Board of Trustees determines otherwise.  Pursuant to its authority, the Manager shall have the power to vote, either in person or by proxy, all securities in which a Fund may be invested from time to time, and shall not be required to seek or take instructions from a Fund with respect thereto.  The Manager shall not be expected or required to take any action other than the rendering of investment-related advice with respect to lawsuits involving securities presently or formerly held in a Fund, or the issuers thereof, including actions involving bankruptcy.  In the case of class action suits involving issuers held in a Fund, the Manager may include information about the Fund for purposes of participating in any settlements.
b. Provision of Information Necessary for Preparation of Securities Registration Statements, Amendments and Other Materials.  The Manager, its officers and employees will make available and provide accounting and statistical information required by each Fund in the preparation of registration statements, reports and other documents required by federal and state securities laws and with such information as the Fund may reasonably request for use in the preparation of such documents or of other materials necessary or helpful for the underwriting and distribution of the Fund’s shares.
c. Administrative Services.  The Manager agrees, during the term of this Agreement, to provide or procure, as applicable, at its own expense (unless otherwise agreed to by the parties), the following services to each Fund to the extent that any such services are not otherwise provided by any sub-adviser or other service provider to the Fund:  (a) providing office space, equipment and supplies appropriate for the effective administration of the Fund as contemplated in this Agreement; (b) providing trading desk facilities; (c) authorizing expenditures on behalf of the Fund; (d) supervising preparation of periodic reports to Fund shareholders, notices of distributions and attending to routine shareholder communications; (e) coordinating and supervising the daily pricing and valuation of the Fund’s investment portfolio; (f) providing fund accounting services, including preparing and supervising publication of daily net asset value quotations and other financial data; (g) monitoring and coordinating relationships with unaffiliated service providers; (h) supervising the Fund’s compliance with recordkeeping requirements under the federal securities, state and foreign laws and regulations and maintaining books and records for the Fund; (i) preparing and filing of domestic and foreign tax reports and monitoring the Fund’s compliance with all applicable tax laws and regulations; (j) establishing, maintaining and monitoring the Fund’s compliance program with respect to the federal securities, state and foreign laws and regulations applicable to the operation of investment companies; the Fund’s investment goals, policies and restrictions; and the Code of Ethics and other policies applicable to the Fund; (k) preparing regulatory reports; (l) preparing and arranging for the filing of registration statements and other documents with the U.S. Securities and Exchange Commission and other federal, state and foreign or other regulatory authorities; (m) maintaining a review and certification program and internal controls and procedures in accordance with the Sarbanes Oxley Act of 2002 as applicable; and (n) providing executive, clerical and other personnel needed to carry out the above responsibilities.
Nothing in this Agreement shall obligate the Trust or a Fund to pay any compensation to the officers of the Trust who are officers, directors, stockholders or employees of the Manager or its affiliates.  Nothing in this Agreement shall obligate the Manager to pay for the services of third parties, including attorneys, auditors, printers, pricing services or others, engaged directly by the Trust to perform services on behalf of a Fund.
d. Other Obligations and Services.  The Manager shall make its officers and employees available to the Board of Trustees and officers of the Trust for consultation and discussions regarding the administration and management of each Fund and its investment activities.
e. Delegation of Services.  The Manager may, at its expense, select and contract with one or more investment advisers registered under the Advisers Act (each, a “Sub-Adviser”) to perform, and thereby delegates to any such Sub-Adviser, some of the services for a Fund for which it is responsible under Section 2.A. of this Agreement or as the Manager may otherwise determine to be necessary or appropriate to seek to implement the Fund’s investment goals and strategies, subject to the approval of the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust, and the approval of the Fund’s shareholders, if required.  The Manager will compensate any Sub-Adviser for its services to a Fund. The Manager will evaluate and select the Sub-Advisers and will make recommendations to the Board of Trustees about the hiring, termination and replacement of a Sub-Adviser and will oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Fund’s investment policies and restrictions. The Manager may also terminate the services of any Sub-Adviser at any time in its sole discretion, and shall at such time assume the responsibilities of such Sub-Adviser unless and until a successor Sub-Adviser is selected and the requisite approval of the Fund’s shareholders, if any is required, is obtained.  Notwithstanding any delegation pursuant to this paragraph, the Manager will continue to have overall responsibility for the management and investment of the assets and responsibility for all advisory services furnished by any Sub-Adviser and will supervise each Sub-Adviser in its performance of its duties for a Fund. The Manager will also retain sole responsibility for all services described in Section 2.A. of this Agreement and not expressly delegated to one or more Sub-Advisers.
The Manager may, at its expense, also delegate to one or more entities some or all of the services for a Fund for which the Manager is responsible under Section 2.C. of this Agreement.  The Manager will be responsible for the compensation, if any, of any such entities for such services to the Funds, unless otherwise agreed to by the parties.  Notwithstanding any delegation pursuant to this paragraph, the Manager will continue to have overall responsibility and liability for all such services provided to each Fund under this Agreement and will supervise each such entity in its performance of its duties for the Funds. The Manager will also retain sole responsibility for all services described in Section 2.C. of this Agreement and not expressly delegated to one or more such entities.
3. Expenses of the Funds.  It is understood that the Fund will pay all of its own expenses other than those expressly assumed by the Manager herein, which expenses payable by the Fund shall include:
a. Fees and expenses paid to the Manager as provided herein;
b. Expenses of all audits by independent public accountants;
c. Expenses of transfer agent, registrar, custodian, dividend disbursing agent and shareholder record-keeping services, including the expenses of issue, repurchase or redemption of its shares;
d. Expenses of obtaining quotations for calculating the value of the Fund’s net assets;
e. Salaries and other compensations of executive officers of the Trust who are not officers, directors, stockholders or employees of the Manager or its affiliates;
f. Taxes levied against the Fund;
g. Brokerage fees and commissions in connection with the purchase and sale of securities for the Fund;

h. Costs, including the interest expense, of borrowing money;
i. Costs incident to meetings of the Board of Trustees and shareholders of the Fund, reports to the Fund’s shareholders, the filing of reports with regulatory bodies and the maintenance of the Fund’s and the Trust’s legal existence;
j. Legal fees, including the legal fees related to the registration and continued qualification of the Fund’s shares for sale;
k. Trustees’ fees and expenses to trustees who are not directors, officers, employees or stockholders of the Manager or any of its affiliates;
l. Costs and expense of registering and maintaining the registration of the Fund and its shares under federal and any applicable state laws; including the printing and mailing of prospectuses to its shareholders;
m. Trade association dues;
n. The Fund’s pro rata portion of fidelity bond, errors and omissions, and trustees and officer liability insurance premiums; and
o. The Fund’s portion of the cost of any proxy voting service used on its behalf.
4. Compensation of the Manager.  The Manager will not charge a fee to the Funds for the services rendered to the Funds hereunder.

5. Activities of the Manager.  The services of the Manager to a Fund hereunder are not to be deemed exclusive, and the Manager and any of its affiliates shall be free to render similar services to others.  Subject to and in accordance with the Agreement and Declaration of Trust and By-Laws of the Trust and Section 10(a) of the 1940 Act, it is understood that trustees, officers, agents and shareholders of the Trust are or may be interested in the Manager or its affiliates as directors, officers, agents or stockholders; that directors, officers, agents or stockholders of the Manager or its affiliates are or may be interested in the Trust as trustees, officers, agents, shareholders or otherwise; that the Manager or its affiliates may be interested in a Fund as shareholders or otherwise; and that the effect of any such interests shall be governed by said Agreement and Declaration of Trust, By-Laws and the 1940 Act.
6. Performance of Services in Accordance with Regulatory Requirements; Furnishing of Books and Records.  In performing the services set forth in this Agreement, the Manager:
 A. shall conform with the 1940 Act and all rules and regulations thereunder, with all other applicable federal, state and foreign laws and regulations, with any applicable procedures adopted by the Trust’s Board of Trustees, and with the provisions of the Trust’s Registration Statement filed on Form N-1A, as supplemented or amended from time to time, as it relates to the Funds;

B. will make available to the Trust, promptly upon request, any of the Funds’ books and records as are maintained under this Agreement, and will furnish to regulatory authorities having the requisite authority any such books and records and any information or reports in connection with the Manager’s services under this Agreement that may be requested in order to ascertain whether the operations of the Trust are being conducted in a manner consistent with applicable laws and regulations.

7. Liabilities of the Manager.
a. In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties hereunder on the part of the Manager, the Manager shall not be subject to liability to the Trust or any Fund or to any shareholder of any Fund for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security by any Fund.
b. The Manager shall indemnify and hold harmless the Trust, each Fund and its officers and Trustees against any and all losses, claims, damages and liabilities (including reasonable legal and other expenses and amounts paid in settlement) incurred in any action, suit, proceeding or investigation (whether instituted or threatened) by reason of or arising out of the willful misfeasance, bad faith, gross negligence, or reckless disregard by the Manager of its obligations or duties hereunder.
c. No provision of this Agreement shall be construed to protect any trustee or officer of the Trust, or director or officer of the Manager, from liability in violation of Sections 17(h) and (i) of the 1940 Act.
8. Renewal and Termination.
a. This Agreement shall become effective on the date written below and shall continue in effect for two (2) years thereafter with respect to a Fund, unless sooner terminated as hereinafter provided, and shall continue in effect thereafter for periods not exceeding one (1) year so long as such continuation is approved at least annually (i) by a vote of a majority of the outstanding voting securities of the Fund or by a vote of the Board of Trustees of the Trust, and (ii) by a vote of a majority of the Trustees of the Trust who are not parties to the Agreement (other than as Trustees of the Trust) or “interested persons” of any such party, at a meeting called for the purpose of voting on the Agreement.
b. This Agreement:
(i) may at any time be terminated as to a Fund without the payment of any penalty either by vote of the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund on 60 days’ written notice to the Manager;
(ii) shall immediately terminate with respect to a Fund in the event of its assignment; and

(iii) may be terminated by the Manager as to a Fund on 60 days’ written notice to the Fund.
c. As used in this Paragraph, the terms “assignment,” “interested person” and “vote of a majority of the outstanding voting securities” shall have the meanings set forth for any such terms in the 1940 Act.
d. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed post-paid, to the other party at any office of such party.
9. Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.
10. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California.
11. Limitation of Liability.  Each party acknowledges and agrees that all obligations of the Trust under this Agreement are binding only with respect to the assets of the applicable Fund; that any liability of the Trust under this Agreement with respect to the Trust, or in connection with the matters contemplated herein with respect to a Fund, shall be discharged only out of the assets of such Fund; and the Manager shall not seek satisfaction of any such obligation or liability from the shareholders of the Trust, the trustees, officers, employees or agents of the Trust, or from the assets of any other Fund or series of the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and effective on June __, 2019.
FRANKLIN FUND ALLOCATOR SERIES on behalf of:
FRANKLIN U.S. CORE EQUITY (IU) FUND
FRANKLIN INTERNATIONAL CORE EQUITY (IU) FUND
FRANKLIN EMERGING MARKET CORE EQUITY (IU) FUND

By:
Name:
Title:
FRANKLIN ADVISERS, INC.
By:
Name:
Title:

FRANKLIN TEMPLETON INVESTOR SERVICES, LLC

FORM OF TRANSFER AGENT AND SHAREHOLDER SERVICES AGREEMENT

Investment Company: FRANKLIN FUND ALLOCATOR SERIES
Date: June __, 2019

The parties to this Agreement are the Investment Company named above ("Investment Company"), an open-end investment company registered as such under the Investment Company Act of 1940 ("1940 Act"), on behalf of each series of the Investment Company listed on Exhibit A hereto as such Schedule may be amended from time to time (individually, a "Fund" and collectively, the "Funds") and FRANKLIN TEMPLETON INVESTOR SERVICES, LLC ("FTIS"), a registered transfer agent.
WITNESSETH:
That, for and in consideration of the mutual promises hereinafter set forth, the Investment Company and FTIS agree as follows:
1. Definitions. Whenever used in this Agreement, the following words and phrases, unless the context otherwise requires, shall have the following meanings:
(a) "Articles" shall mean the Agreement and Declaration of Trust of the Investment Company as the same may be amended from time to time;
(b) "Authorized Person" shall be deemed to include any person, whether or not such person is an officer or employee of the Investment Company, duly authorized to give Oral Instructions or Written Instructions on behalf of the Investment Company, as indicated in a resolution of the Investment Company's Board which was valid at the time of this Agreement, or as indicated in a certificate furnished to FTIS pursuant to Section 4(c) hereof;
(c) "Board" shall mean the Investment Company's Board of Trustees;
(d) "Custodian" shall mean a custodian and any sub-custodian of securities and other property which the Investment Company, on behalf of the Funds, may from time to time deposit, or cause to be deposited or held under the name or account of such custodian pursuant to the Custody Agreement;
(e) "Oral Instructions" shall mean instructions (including without limitation instructions received by telephone, facsimile, electronic mail or other electronic mail), other than written instructions, actually received by FTIS from a person reasonably believed by FTIS to be an Authorized Person;
(f) "Shares" shall mean shares of beneficial interest of each Fund; and
(g) "Written Instructions" shall mean a written communication signed by a person reasonably believed by FTIS to be an Authorized Person and actually received by FTIS.

2. Appointment of FTIS. The Investment Company hereby appoints FTIS as transfer agent for Shares of the Funds, as service agent in connection with dividend and distribution functions, and as shareholder servicing agent for the Investment Company, and FTIS accepts such appointment and agrees to perform the following duties.
3. Payments to FTIS.
(a) Compensation for Servicing:  The Investment Company, on behalf of each Fund, agrees to pay FTIS for its services an annual base service fee and certain transaction charges, to be calculated daily and paid monthly, as follows: (i) a base service fee, based on the value of the Fund's average daily net assets at the annual rate of 0.02% and (ii) a charge of $1.50 for each transaction recorded on the shareholder accounting system, including, but not limited to, the transactions set forth in Schedule A hereto. FTIS will bill the Investment Company as soon as practicable after the end of each calendar month for such compensation. The Investment Company will promptly pay to FTIS the amount of such billing.
(b) Reimbursement of FTIS - Out-of-Pocket Expenses: The Investment Company, on behalf of each Fund, will reimburse FTIS for out-of-pocket disbursements paid to third parties by FTIS on behalf of such Fund in the performance of its obligations hereunder including, but not limited to, the items specified in the written schedule of out-of-pocket expenses paid to third parties annexed hereto as Schedule B and incorporated herein.  Unspecified out-of-pocket expenses shall be limited to those out-of-pocket expenses reasonably incurred by FTIS in the performance of its obligations hereunder, subject to approval by the Board.  Reimbursement by the Investment Company for out-of-pocket disbursements paid by FTIS in any month shall be made as soon as practicable after the receipt of an itemized bill from FTIS.
4. Documents. In connection with the appointment of FTIS, the Investment Company shall, within a reasonable period of time for FTIS to prepare to perform its duties hereunder, deliver to FTIS the following documents:
(a)  All account application forms and other documents relating to Shareholder accounts or to any plan, program or service offered by the Investment Company;
(b) A certificate identifying the Authorized Persons and specimen signatures of Authorized Persons who will sign Written Instructions; and
(c) All documents and papers necessary under the laws of the Investment Company's state of domicile, under the Investment Company's Articles, and as may be required for the due performance of FTIS's duties under this Agreement or for the due performance of additional duties as may from time to time be agreed upon between the Investment Company and FTIS.

5. Duties of FTIS. FTIS shall be responsible for administering and/or performing transfer agent functions; for acting as service agent in connection with dividend and distribution functions; and for performing shareholder account and administrative agent functions in connection with the issuance, transfer, exchange, redemption or repurchase (including coordination with the Custodian) of Shares. FTIS shall be bound to follow its usual and customary operating standards and procedures, as they may be amended from time to time, and each current prospectus and Statement of Additional Information (hereafter, collectively, the "prospectus") of the Investment Company. Without limiting the generality of the foregoing, FTIS agrees to perform the specific duties listed on Schedule C.

The duties to be performed by FTIS shall not include the engagement, supervision or compensation of any service providers, or any registrations or fees of any kind, which are required by the laws of any foreign country in which the Fund may choose to invest portfolio assets or sell Shares.
6. (a) Distributions Payable in Shares. In the event that the Board of the Investment Company shall declare a distribution payable in Shares, the Investment Company shall deliver to FTIS written notice of such declaration signed on behalf of the Investment Company by an officer thereof, upon which FTIS shall be entitled to rely for all purposes, certifying (i) the number of Shares involved, and (ii) that all appropriate action has been taken to effect such distribution.
(b) Distributions Payable in Cash; Redemption Payments. In the event that the Board of the Investment Company shall declare a distribution payable in cash, the Investment Company shall deliver to FTIS written notice of such declaration signed on behalf of the Investment Company by an officer thereof, upon which FTIS shall be entitled to rely for all purposes, certifying (i) the amount per share to be distributed, (ii) the record and payment dates for the distribution, and (iii) that all appropriate action has been taken to effect such distribution. Once the amount and validity of any dividend or redemption payments to shareholders have been determined, the Investment Company shall transfer the payment amounts from the Investment Company's accounts to an account or accounts held in the name of FTIS, as paying agent for the shareholders, in accordance with any applicable laws or regulations, and FTIS shall promptly cause payments to be made to the shareholders.
7. Recordkeeping and Other Information. FTIS shall create, maintain and preserve all necessary records in accordance with all applicable laws, rules and regulations. Such records are the property of the Investment Company, and FTIS will promptly surrender them to the Investment Company upon request or upon termination of this Agreement. In the event of such a request or termination, FTIS shall be entitled to make and retain copies of all records surrendered, and to be reimbursed by the Investment Company for reasonable expenses actually incurred in making such copies. FTIS will take reasonable actions to maintain the confidentiality of the Investment Company's records, which may nevertheless be disclosed to the extent required by law or by this Agreement, or to the extent permitted by the Investment Company.
8. Other Duties. In addition, FTIS shall perform such other duties and functions, as may from time to time be agreed upon in writing between the Investment Company and FTIS. Such other duties and functions shall be reflected in a written amendment to Schedule C.
9. Reliance by FTIS; Instructions.
(a) FTIS will be protected in acting upon Written or Oral Instructions reasonably believed to have been executed or orally communicated by an Authorized Person and will not be held to have any notice of any change of authority of any person until receipt of a Written Instruction thereof from an officer of the Investment Company.
(b) At any time FTIS may apply to any Authorized Person of the Investment Company for Written Instructions, or may seek advice at the Investment Company's expense from legal counsel for the Investment Company, with respect to any matter arising in connection with this Agreement. FTIS shall not be liable for any action taken or not taken or suffered by it in good faith in accordance with such Written Instructions or in accordance with the opinion of counsel for the Investment Company. Written Instructions requested by FTIS will be provided by the Investment Company within a reasonable period of time.
10. Acts of God, etc. FTIS will not be liable or responsible for delays or errors by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown beyond its control, earthquake, flood or catastrophe, acts of God, insurrection, war, riots or failure beyond its control of transportation, communication or power supply.
11. Duty of Care and Indemnification. FTIS will indemnify the Investment Company against and hold it harmless from any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any claim, demand, action or suit resulting from willful misfeasance, bad faith or gross negligence on the part of FTIS, and arising out of, or in connection with, its duties hereunder. However, FTIS shall have no liability for or obligation to indemnify the Investment Company against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) incurred by the Investment Company as a result of: (i) any action taken in accordance with Written or Oral Instructions; (ii) any action taken in accordance with written or oral advice reasonably believed by FTIS to have been given by counsel for the Investment Company; (iii) any action taken as a result of any error or omission in any record (including but not limited to magnetic tapes, computer printouts, hard copies and microfilm copies) delivered, or caused to be delivered, by the Investment Company to FTIS in connection with this Agreement; or (iv) any action taken in accordance with shareholder instructions which meet the standards described in the Investment Company's current prospectus, including without limitation oral instructions which meet the standards described in the section of the prospectus dealing with telephone transactions, so long as FTIS believes such instructions to be genuine. The obligations of the parties hereto under this Section shall survive the termination of this Agreement.
12. Term and Termination.
(a) This Agreement shall be effective as of the date first written above, shall continue through June 30, 2020, and thereafter shall continue automatically for successive annual periods ending on June 30 of each year, provided such continuance is specifically approved at least annually by the Investment Company's Board.
(b) Either party hereto may terminate this Agreement by giving to the other party a notice in writing specifying the date of such termination, which shall be not less than 60 days after the date of receipt of such notice. Upon such termination, FTIS will (i) deliver to such successor a certified list of shareholders of the Investment Company (with names and addresses) and an historical record of the account of each Shareholder and the status thereof; (ii) surrender all other relevant records in accordance with section 7 of this Agreement, above, and (iii) cooperate in the transfer of such duties and responsibilities, including provisions for assistance from FTIS's personnel in the establishment of books, records and other data by such successor or successors. FTIS shall be entitled to charge the Investment Company a reasonable fee for services rendered and expenses actually incurred in performing its duties under this paragraph.
13. Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by both parties.

14. Subcontracting. The Investment Company agrees that FTIS may, in its discretion, subcontract for all or any portion of the services described under this Agreement or the Schedules hereto; provided that the appointment of any such agent shall not relieve FTIS of its responsibilities hereunder.
15. Data Processing System, Program and Information
(a) The Investment Company shall not, solely by virtue of this Agreement, obtain any rights, title and interest in and to the computer systems and programs, including all related documentation, employed by FTIS in connection with rendering services hereunder; provided however, that the records prepared, maintained and preserved by FTIS pursuant to this Agreement shall be the property of the Investment Company.
(b) Any modifications, changes and improvements in the automatic data processing system (the "System") or in the manner in which the services are rendered shall be made or provided as follows, and provided further that modifications for which the Investment Company will be required to bear any expenses shall be made only as set forth herein.

(i) FTIS shall, at no expense to the Investment Company, make any revisions in the System necessary to (1) perform the services which it has contracted to perform, (2) create and maintain the records which it has contracted to create and maintain hereunder or (3) enhance or update the System to the extent and in the manner necessary to maintain said System.  However, if specific reprogramming, coding or other changes are necessary in the records of the Investment Company or in its shareholder accounts in order to complete a system revision, the costs for completing work specific to the Investment Company shall be subject to a subsequent agreement between the parties.  The System is at all times to be competitive with that which is generally available to the mutual fund industry from transfer agents.
(ii) To the extent that the System is modified to comply with changes in the accounting or record-keeping rules applicable to mutual funds, the Investment Company agrees to pay a reasonable pro rata portion of the costs of the design, revision and programming of the System; provided, however, that if the Investment Company's pro rata portion exceeds $1,000 per 12 month period, the Investment Company's obligation to pay a reasonable pro rata portion shall be conditioned upon FTIS's having obtained prior Written Instructions from the Investment Company for any charge. The determination that such modifications or revisions are necessary, and that the System as so modified produces records which comply with the record-keeping requirements, as amended, shall be by mutual agreement; provided, however, that upon written request by the Investment Company, FTIS will provide the Investment Company with a written opinion of counsel to FTIS to the effect that the modifications were required by changes in the applicable laws or regulations and that the System, as modified, complies with the laws or regulations as amended. Upon completion of the changes FTIS shall render a statement to the Investment Company, in reasonably detailed form, identifying the nature of the revisions, the services, expenses and costs, and the basis for determining the Investment Company's reasonable pro rata portion. Any determination by FTIS of the Investment Company's pro rata portion based upon the ratio of the number of shareholder accounts of the Investment Company to the total number of shareholder accounts of all clients for which FTIS provides comparable services shall conclusively be presumed to be reasonable unless the nature of the change to the System relates to certain types of shareholder accounts, in which case the pro rata portion will be determined on a mutually agreeable basis.

(iii) If system improvements are requested by the Investment Company and are not otherwise required under this subsection 15(b), FTIS shall be entitled to request a reasonable fee before agreeing to make the improvements and shall be entitled to refuse to make any requested improvements which FTIS reasonably believes to be incompatible with its systems providing services to other funds.
16. Miscellaneous.
(a) Any notice or other instrument authorized or required by this Agreement to be given in writing to the Investment Company or FTIS shall be sufficiently given if addressed to that party and received by it at its office at the place described in the Investment Company's most recent registration statement or at such other place as it may from time to time designate in writing.

(b) This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by either party without the written consent of the other party.

(c) This Agreement shall be construed in accordance with the laws of the State of California applicable to contracts between California residents which are to be performed primarily within California.

(d) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original; but such counterparts shall, together, constitute only one instrument. This Agreement supersedes all prior Shareholder Services Agreements between the parties, and supersedes all prior agreements between the parties relating to the subject matters of this Agreement to the extent they are inconsistent with this Agreement.

(e) The captions of this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(f) It is understood and expressly stipulated that neither the holders of Shares of the Investment Company nor any member of the Board, officer, agent or employee of the Investment Company shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Investment Company only shall be liable.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective corporate officers thereunder duly authorized as of the day and year first above written.

FRANKLIN FUND ALLOCATOR SERIES FRANKLIN TEMPLETON INVESTOR
SERVICES, LLC

By: ___________________ By: __________________________
Name: Steven J. Gray Name: Basil K. Fox, Jr.
Title:   Vice President and Co-Secretary Title:   President

EXHIBIT A

Franklin U.S. Core Equity (IU) Fund
Franklin International Core Equity (IU) Fund
Franklin Emerging Market Core Equity (IU) Fund

SCHEDULE A

TRANSACTION CHARGES:

A charge of $1.50 will be charged for each transaction recorded on the shareholder accounting system, including, but not limited to, the following transactions:

• Share purchases;
• Share redemptions;
• Fund liquidations;
• Dividends;
• Wire order purchases and redemptions (placement and confirmations);
• Exchanges;
• Account maintenance such as address changes;
• Transfers; and
• Account opening.

[For transactions within the 529 portfolios, FTIS will allocate the transaction fee on a pro-rata basis to the underlying Funds based on the 529 portfolio's holdings in such Funds.]

SCHEDULE B
OUT-OF-POCKET EXPENSES
The Investment Company shall reimburse FTIS monthly for the following out-of-pocket expenses paid to third parties in connection with the servicing of Accounts as required under the terms of this Agreement:
•
Expenses in connection with the preparation and physical or electronic delivery of shareholder communications required under the terms of this Agreement, such as prospectuses, shareholder reports, tax information, proxy statements, and shareholder statements. Such amounts paid to third parties include, but are not limited to, costs of printing, mailing, stationary, forms, postage, and electronic delivery. In the case of out-of-pocket expenses incurred by FTIS or an affiliate associated with the printing of new account confirming prospectuses (which prospectuses the Investment Company is obligated to deliver under its Underwriting Agreement and that FTIS agrees to deliver, on behalf of the Fund, in connection with the confirmation process), FTIS and the Investment Company each will pay one-half (50%) of the costs of printing the new account confirming prospectus (including, but not limited to, print on demand prospectuses used for that purpose);

•	telephone costs associated with servicing shareholders in accordance with this agreement;
•	ACH, Federal Reserve and bank charges for check clearance, electronic funds transfers and wire transfers;
•
Data Storage: Retention of electronic and paper account records; and other costs associated with data storage of account records and transactions records (e.g., magnetic tape, microfilm and microfiche, and digital images);

•	insurance against loss of Share certificates when in transit;
•	terminals, transmitting lines and any expenses incurred in connection with such terminals and lines established and/or maintained by FTIS to perform its obligations under this agreement;
•	Amounts paid to independent accounting firms to perform independent audits of FTIS and the issuance of reports such as a SOC-1;
•	Amounts paid in connection with use of national data bases to comply with requirements for locating lost shareholders;
•	Proxy solicitation and tabulation expenses;
•	NSCC expenses. Costs associated with NSCC system use, including networking services, hardware and circuits to send customer cost basis information, commission and 12b-1 fees to brokerage firms
•	all other miscellaneous expenses reasonably incurred by FTIS in the performance of its obligations under the Agreement.

This Schedule B may be amended by FTIS upon not less than 30 days' written notice to the

Investment Company, subject to approval by the Board.

SCHEDULE C
As the registered transfer agent and shareholder servicing agent for the Funds, FTIS is responsible for providing overall support for the customers of each Fund, including shareholders, financial advisors, distribution intermediaries, and other authorized representatives. FTIS controls the flow of the customer interactions, processes transactions, and handles inquiries while ensuring mitigation of operational, financial, regulatory, and reputational risk. FTIS is responsible for affecting activity in accordance with fund policies, (e.g. fund openings, reorganizations, closings), as well as required trade confirmations, statements, and tax reporting. FTIS maintains relationships with the back offices of intermediaries and ensures appropriate payments to intermediaries and other service vendors in accordance with this Agreement.
Specific functions FTIS performs in accordance with securities laws, IRS laws or other regulations include:
AS TRANSFER AGENT FOR THE INVESTMENT COMPANY, FTIS WILL:
•	Upon receipt of proper authorization, record the transfer of Fund shares ("Shares") in its transfer records in the name(s) of the appropriate legal shareholder(s) of record; and
•	Upon receipt of proper authorization, redeem Shares, debit shareholder accounts and provide for payment to Shareholders.
AS SHAREHOLDER SERVICE AGENT FOR THE INVESTMENT COMPANY, FTIS WILL:
•
Receive from the Investment Company, from the Investment Company's Principal Underwriter or from a Fund shareholder, in a manner acceptable to FTIS, information necessary to record Share sales and redemptions and to generate sale and/or redemption confirmations;

•	Mail, or electronically transmit, sale and/or redemption confirmations;
•	Coordinate the delivery of an account opening prospectus with delivery of initial purchase confirmations;
•	Accept and process payments from investors and their broker-dealers or other agents, for the purchase of Shares;
•	Support the use of automated systems for payment and other share transactions, such as NSCC Fund/Serv and Networking and other systems which may be reasonably requested by FTIS customers;
•
Keep records as necessary to implement any deferred sales charges, exchange restrictions or other policies of the Investment Company affecting Share transactions, including without limitation any restrictions or policies applicable to certain classes of shares, as stated in the applicable prospectus;

•	Open, maintain and close shareholder accounts;
•	Establish registration of ownership of Shares in accordance with generally accepted form;
•	Maintain records of (i) issued Shares and (ii) number of Shareholders and their aggregate Shareholdings classified according to their residence in each State of the United States or foreign country;
•	Accept and process telephone exchanges and redemptions for Shares in accordance with a Fund's Telephone Exchange and Redemption Privileges as described in the Fund's current prospectus.
•
Maintain and safeguard records for each Shareholder showing name(s), address and number of Shares registered in such name(s), together with continuous proof of the outstanding Shares, and dealer identification, and reflecting all current changes. On request, provide information as to an investor's qualification for Cumulative Quantity Discount. Provide all accounts with, at minimum, quarterly and year-end historical statements;

•	Provide on request a duplicate set of records for file maintenance in the Investment Company's office;
•	Provide for the proper allocation of proceeds of share sales to the Investment Company and to the Principal Underwriter, in accordance with the applicable prospectus;
•	Redeem Shares and provide for the preparation and delivery of liquidation proceeds, including the processing of redemption checks and maintain checking account records;
•
Exercise reasonable and good-faith business judgment in the registration of Share transfers, pledges and releases from pledges in accordance with the California Uniform Commercial Code - - Investment Securities;

•	Certify outstanding Shares to auditors;
•
In connection with any meeting of Shareholders, upon receiving appropriate detailed instructions and written materials prepared by the Investment Company and proxy proofs checked by the Investment Company, provide for: (a) the printing of proxy cards, (b) the delivery to Shareholders of all reports, prospectuses, proxy cards and related proxy materials of suitable design for enclosing, (c) the receipt and tabulation of executed proxies, (d) solicitation of Shareholders for their votes and (e) delivery of a list of Shareholders for the meeting;

•	Answer routine written correspondence, email, and telephone inquiries about individual accounts. Prepare monthly reports for correspondence volume and correspondence data necessary for the Investment Company's Semi-Annual Report on Form N-CEN;
•	Provide for the preparation and delivery of dealer commission statements and checks;
•
Maintain and furnish the Investment Company and its Shareholders with such information as the Investment Company may reasonably request for the purpose of compliance by the Investment Company with the applicable tax and securities laws of applicable jurisdictions;

•	Deliver confirmations of transactions to investors and dealers in a timely fashion;
•
Provide for the payment or reinvestment of income dividends and/or capital gains distributions to Shareholders of record, in accordance with the Investment Company's and/or Shareholder's instructions, provided that:

(a) The Investment Company shall notify FTIS promptly upon
declaration of any such dividend and/or distribution, and in any event at least forty-eight (48) hours before the record date;
(b) Such notification shall include the declaration date, the record date, the payable date, the rate, and, if applicable, the reinvestment date and the reinvestment price to be used; and

(c) Prior to the payable date, the Investment Company shall furnish
FTIS with sufficient fully and finally collected funds to make such distribution;
•
Prepare and file annual U.S. information returns of dividends and capital gain distributions, gross redemption proceeds, foreign person's U.S. source income, and other U.S. federal and state information returns as required, and mail payee copies to shareholders, report and pay U.S. backup withholding on all reportable payments; report and pay U.S. federal income taxes withheld from distributions and other payments made to nonresidents of the U.S.; prepare and mail to shareholders any notice required by the Internal Revenue Code as to taxable dividends, tax-exempt interest dividends, realized net capital gains distributed and/or retained, foreign taxes paid and foreign source income distributed or deemed distributed, U.S. source income and any tax-withheld on such income, dividends received deduction information, or other applicable tax information appropriate for dissemination to shareholders of the Trust.

•
Comply with all U.S. federal income tax requirements regarding the collection of tax identification numbers and other required shareholder certifications and information pertaining to shareholder accounts; respond to all notifications from the U.S. Internal Revenue Service regarding the application of the U.S. backup withholding requirements including tax identification number solicitation requirements;

•	Prepare transfer journals;
•	Set up wire order Share transactions on file;
•	Provide for receipt of payment for Share transactions, and update the transaction file;
•	Sort and print shareholder information by state, social code, price break, etc.; and
•	Mail promptly the Statement of Additional Information of the Investment Company to each Shareholder upon request.
IN CONNECTION WITH THE INVESTMENT COMPANY'S SYSTEMATIC WITHDRAWAL PLAN, FTIS WILL:
•	Make payment of amounts withdrawn periodically by the Shareholder pursuant to the Program by redeeming Shares, and confirm such redemptions to the Shareholder; and
•	Provide confirmations of all redemptions, reinvestment of dividends and distributions, and any additional investments in the Program, including a summary confirmation at the year-end.
•

FORM OF SUBCONTRACT FOR
FUND ADMINISTRATIVE SERVICES
This Subcontract, dated as of [_________], is between Franklin Advisers, Inc. (the “Investment Manager”), and Franklin Templeton Services, LLC (the “Administrator”).
In consideration of the mutual agreements herein made, the parties hereby agree as follows:
Section 1. Prime Contract.  This Subcontract is made in order to assist the Investment Manager in fulfilling certain of the Investment Manager’s obligations under the investment management agreement (“IM Agreement”) between the Investment Manager and Franklin Fund Allocator Series (the “Trust”), on behalf of each of the series listed on Exhibit A (each, a “Fund”).
Section 2. Appointment.  The Investment Manager hereby appoints the Administrator to provide or procure, as applicable, for each Fund the administrative and other services described in Section 3 of this Subcontract for the period and on the terms set forth in this Subcontract, as may be supplemented from time to time. The Administrator accepts such appointment and agrees during such period to render or procure, as applicable, the services herein set forth for the compensation provided in Section 6 below.
Section 3. Services.  The Administrator agrees, during the term of this Subcontract, to provide or procure, as applicable, at its own expense (unless otherwise agreed to by the parties), the following services to each Fund to the extent that any such services are not otherwise provided by the Investment Manager (including any subadviser) or any other service provider to the Fund:
(a) providing office space, telephone, office equipment and supplies for the Fund necessary or appropriate for the effective administration of the Fund as contemplated in this Subcontract;
(b) providing trading desk facilities for the Fund, unless these facilities are provided by the Investment Manager or any subadviser to the Fund;
(c) authorizing expenditures and approving bills for payment on behalf of the Fund;
(d) supervising preparation of periodic reports to Fund shareholders, notices of dividends, capital gains distributions and tax credits; and attending to routine correspondence and other communications with individual Fund shareholders when asked to do so by the Fund’s shareholder servicing agent or other agents of the Fund;
(e) coordinating and supervising the daily pricing and valuation of the Fund’s investment portfolio, including collecting quotations from pricing services engaged by the Fund, in accordance with the policies and procedures adopted from time to time by the Fund;
(f) providing fund accounting services, including preparing and supervising publication of daily net asset value quotations and other financial data;

(g) monitoring and coordinating, where appropriate, relationships with organizations serving the Fund, including custodians, public accounting firms, law firms, printers, pricing services and other unaffiliated service providers;
(h)  supervising the Fund’s compliance with recordkeeping requirements under the federal securities laws, including the Investment Company Act of 1940, as amended (“1940 Act”), and the rules and regulations thereunder, supervising compliance with recordkeeping requirements imposed by state or foreign laws or regulations, and maintaining books and records for the Fund;
(i)  preparing and filing of domestic and foreign tax reports, including the Fund’s income tax returns, and monitoring the Fund’s compliance with subchapter M of the Internal Revenue Code, and all other applicable tax laws and regulations;
(j)  establishing, maintaining and monitoring the Fund’s compliance program with respect to: the 1940 Act and other federal securities laws, and rules and regulations thereunder; state and foreign laws and regulations applicable to the operation of investment companies; the Fund’s investment goals, policies and restrictions; and the Code of Ethics and other policies adopted by the Trust’s Board of Trustees (“Board”) or by the Investment Manager or any subadviser to the Fund and applicable to the Fund;
(k) preparing regulatory reports, including without limitation, N-CENs, N-CSRs, N-PXs, N-PORTs, proxy statements, information statements, and U.S. and foreign ownership reports;
(l) preparing and arranging for the filing of such registration statements and other documents with the U.S. Securities and Exchange Commission and other federal, state and foreign or other regulatory authorities as may be required to (i) register or otherwise qualify the shares of the Fund for sale and maintain any such registration or qualification; (ii) amend or otherwise update the Fund’s disclosures as required by applicable Federal securities laws and the rules and regulations of any applicable regulatory agency or stock exchange; (iii) qualify the Fund to do business; and (iv) maintain the Fund’s corporate existence, and as otherwise required by applicable law;
(m) maintaining a review and certification program and internal controls and procedures in accordance with the relevant provisions of the Sarbanes Oxley Act of 2002 as applicable to registered investment companies; and
(n) providing executive, clerical, secretarial and other personnel needed to carry out the above responsibilities.
Nothing in this Subcontract shall obligate the Administrator to pay for the services of third parties, including attorneys, auditors, printers, pricing services or others, engaged directly by the Fund to perform services on behalf of the Fund.
Section 4. Delegation of Services.  The Administrator may, at its expense, delegate to one or more entities some or all of the services for the Fund for which the Administrator is responsible under this Subcontract.  The Administrator will be responsible for the compensation, if  any, of any such entities for such services to the Fund, unless otherwise agreed to by the parties or with the Fund. Notwithstanding any delegation pursuant to this paragraph, the Administrator will continue to have responsibility and liability for all such services provided to the Fund under this Subcontract.
Section 5. Performance of Services in Accordance with Regulatory Requirements; Furnishing of Books and Records.  In performing the services set forth in Section 3 of this Subcontract, the Administrator:
(a) shall conform with the 1940 Act and all rules and regulations thereunder, with all other applicable federal, state and foreign laws and regulations, with any applicable procedures adopted by the Fund’s Board, and with the provisions of the Fund’s Registration Statement filed on Form N-1A as supplemented or amended from time to time;
(b) will make available to the Fund, promptly upon request, any of the Fund’s books and records as are maintained under this Subcontract, and will furnish to regulatory authorities having the requisite authority any such books and records and any information or reports in connection with the Administrator’s services under this Subcontract that may be requested in order to ascertain whether the operations of the Fund are being conducted in a manner consistent with applicable laws and regulations.
Section 6. Fees. The Investment Manager agrees to pay to the Administrator as compensation for such services a monthly fee equal on an annual basis to [0.075%] of the average daily net assets of each Fund.
From time to time, the Administrator may waive all or a portion of its fees provided for hereunder.  The Administrator shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Fund’s expenses, as if such waiver or limitation were fully set forth herein.
Section 7. Term.   Unless otherwise terminated, this Subcontract shall remain in full force and effect for a Fund so long as the IM Agreement for such Fund remains in effect.
Section 8. Termination.    This Subcontract will terminate as to any Fund immediately upon the termination of the IM Agreement applicable to that Fund and, in addition, may be terminated by either party at any time on sixty (60) days’ written notice without payment of penalty.
Section 9. Standard of Care.  In the absence of willful misfeasance, bad faith or gross negligence on the part of the Administrator, or of reckless disregard of its duties and obligations hereunder, the Administrator shall not be subject to any liability for any act or omission in the course of, or connected with, rendering services hereunder.
Section 10. Severability.  If any provision of this Subcontract shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Subcontract shall not be affected thereby.
Section 11. Governing Law.  This Subcontract shall be governed by and construed in accordance with the laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have caused this Subcontract to be duly executed by their duly authorized officers.
FRANKLIN ADVISERS, INC.
By:  ________________________
Title:    ______________________
FRANKLIN TEMPLETON SERVICES, LLC
By:  ________________________
Title:    ______________________

Exhibit A
Franklin U.S. Core Equity (IU) Fund
Franklin International Core Equity (IU) Fund
Franklin International Core Equity (IU) Fund

Amended: [_____], 2019

FORM OF DISTRIBUTION PLAN

FRANKLIN FUND ALLOCATOR SERIES
on behalf of each of its series listed on Exhibit A

Preamble to Distribution Plan

The following Distribution Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), by FRANKLIN FUND ALLOCATOR SERIES (the “Trust”) for use with each of its series listed in Exhibit A (each a “Fund”), which Plan shall take effect with respect to a Fund on the date the shares of such Fund are first offered for sale (the “Effective Date of the Plan”).  The Plan has been approved by a majority of the Board of Trustees of the Trust (the “Board”), including a majority of the trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on the Plan.

In reviewing the Plan, the Board considered the schedule and nature of payments and terms of the Investment Management Agreement between the Trust, on behalf of each Fund, and Franklin Advisers, Inc. (the “Manager”) and the terms of the Distribution Agreement between the Trust, on behalf of each Fund, and Franklin/Templeton Distributors, Inc. (“Distributors”).  The Board concluded that the compensation of the Manager, under the Investment Management Agreement, and of Distributors, under the Distribution Agreement, was fair and not excessive; however, the Board also recognized that uncertainty may exist from time to time with respect to whether payments to be made by each Fund to the Manager, Distributors, or others or by the Manager or Distributors to others may be deemed to constitute distribution expenses of the Fund.  Accordingly, the Board determined that the Plan should provide for such payments and that adoption of the Plan would be prudent and in the best interests of each Fund and its shareholders.  Such approval included a determination that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each Fund and its shareholders.

DISTRIBUTION PLAN

1.           The Trust, on behalf of each Fund, shall pay Distributors or others a fee as compensation for the promotion and distribution of the shares of the Fund, as well as for shareholder services provided for existing shareholders of the Fund.  Payments made for the promotion and distribution of the Fund’s shares may be used for, among other things, the printing of prospectuses and reports used for sales purposes, preparing and distributing sales literature (and any related expenses), advertisements, and other distribution-related expenses; certain promotional distribution charges paid to broker-dealer firms or others, or for participation in certain distribution channels (otherwise referred to as marketing support), including business planning assistance, advertising, educating dealer personnel about the Funds and shareholder financial planning needs, placement on dealers’ lists of offered funds, access to sales meetings, sales representatives and management representatives of dealers, participation in and/or presentation at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other dealer sponsored events, and ticket charges; or payment of dealer commissions and wholesaler compensation in connection with sales of the Fund’s shares.  Payments made for shareholder services may be used for, among other things, the expenses of assisting in the establishment and maintenance of customer accounts and records, assisting with purchase and redemption requests, arranging for bank wires, monitoring dividend payments from the Fund on behalf of customers, forwarding certain shareholder communications from a Fund to customers, receiving and answering correspondence, and aiding in the maintenance of investments of their respective customers in the Fund.  These payments may also include any distribution or service fees paid to securities dealers or their firms or others.  Agreements for the payment of distribution and service fees to securities dealers or their firms or others shall be in a form which has been approved from time to time by the Board, including the Independent Trustees.

2.           The maximum amount which may be paid by the Trust, on behalf of each Fund, to Distributors or others pursuant to Paragraph 1 herein shall be 0.25% per annum of the average daily net assets of the Fund.  Said payment shall be made quarterly by the Fund to Distributors or others.

3.         In addition to the payments which the Trust, on behalf of each Fund, is authorized to make pursuant to paragraphs 1 and 2 hereof, to the extent that the Trust, on behalf of the Fund, the Manager, Distributors or other parties on behalf of the Fund, the Manager or Distributors make payments that are deemed to be payments by the Fund for the financing of any activity primarily intended to result in the sale of shares issued by the Fund within the context of Rule 12b-1 under the Act, then such payments shall be deemed to have been made pursuant to the Plan.

            In no event shall the aggregate asset-based sales charges which include payments specified in paragraphs 1 and 2, plus any other payments deemed to be made pursuant to the Plan under this paragraph, exceed the amount permitted to be paid pursuant to the Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. or any successor thereto, if applicable.

4.         Distributors shall furnish to the Board, for its review, on a quarterly basis, a written report of the monies paid to it and to others under the Plan, including the purposes thereof, and shall furnish the Board with such other information as the Board may reasonably request in connection with the payments made under the Plan in order to enable the Board to make an informed determination of whether the Plan should be continued.

5.         The Plan, and any agreements related to this Plan, shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually by a vote of the Board, and of the Independent Trustees, cast in person at a meeting called for the purpose of voting on the Plan and any related agreements.

6.         The Plan may be terminated at any time by vote of a majority of the Independent Trustees or by vote a majority of the outstanding voting securities of the Fund, as and to the extent required by the Act and the rules thereunder, including Rule 18f-3(a)(3).

7.         Any agreement related to this Plan:

(a)        may be terminated at any time with respect to any Fund, without the payment of any penalty, by vote of a majority of the Independent Trustees or by vote a majority of the outstanding voting securities of the Fund on not more than 60 days’ written notice to any other party to the agreement; and

(b)        will automatically terminate in the event of its assignment (as defined in the Act).

8.         The Plan may not be amended to increase materially the amount to be spent for distribution pursuant to Paragraph 2 hereof without approval by a majority of a Fund’s outstanding voting securities (as and to the extent required by the Act and the rules thereunder, including Rule 18f-3(a)(3)).

9.         All material amendments to the Plan shall be approved by a vote of the Board, and of the Independent Trustees, cast in person at a meeting called for the purpose of voting on the Plan.

10.       So long as the Plan is in effect, the Board shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the Act, including that the selection and nomination of the Trust’s Independent Trustees shall be committed to the discretion of such incumbent Independent Trustees.

This Plan and the terms and provisions thereof are hereby accepted and agreed to by the Trust and Distributors as evidenced by their execution hereof.

FRANKLIN FUND ALLOCATOR SERIES on behalf of each of its series listed on Exhibit A

By:
Steven J. Gray
Title: Vice President and Co-Secretary

FRANKLIN/TEMPLETON DISTRIBUTORS, INC.

By:
Dan O’Lear
Title: President

Dated:  _______, 2019

Exhibit A
Franklin U.S. Core Equity (IU) Fund
Franklin International Core Equity (IU) Fund
Franklin International Core Equity (IU) Fund

Amended: [_____], 2019